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                                                                    EXHIBIT 99.1



                        VISTA GOLD CORP. - 1997 RESULTS

DENVER, COLORADO, MARCH 20, 1998 - Record gold production from the Hycroft mine more than offset declining gold prices in 1997. Vista Gold Corp. reported gold revenues of $40.1 million for 1997 compared to $34.8 million for 1996, an increase of $5.3 million. Operating cash flow for 1997 was $8.0 million compared to $6.4 million for 1996.

However, following a review of the carrying value of its mineral properties in light of current low gold prices, the Company wrote down its mineral properties and its investment in Zamora Gold Corp. by $43.7 million and $2.7 million, respectively. As a result, the Company had a net loss of $51.7 million, or $0.58 per share in 1997. There was no similar write-down in 1996. Before write-downs, the 1997 net loss was $5.3 million, or $0.06 per share compared to losses of $11.8 million, or $0.21 per share in 1996.

Exploration expenditures for 1997 and 1996 were $2.3 million and $3.6 million, respectively. The Company had $1.8 million in cash and $19.1 million in current assets as of December 31, 1997. Subsequently in January, the Company took steps to improve its cash position in 1998. This was accomplished by liquidating the existing forward position in the gold market and temporarily reducing mining activities at Hycroft. This is expected to result in an improvement in cash flow during the year of $16.5 million, of which $13.0 million will be used to eliminate the Company's remaining debt.

                                SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                      YEAR ENDED
                                                                                      DECEMBER 31
                                                                                 1997             1996
                                                                                 ----             ----
Gold revenues                                                                    $ 40,123         $ 34,847
Operating cash flow                                                                 7,963            6,361
Net earnings (loss) before write-down                                              (5,292)         (11,826)
Net earnings (loss) after write-down                                              (51,712)         (11,826)
Net earnings (loss) per share before write-down                                     (0.06)          (0.21)
Net earnings (loss) per share after write-down                                      (0.58)          (0.21)

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                            CONSOLIDATED PRODUCTION
                                    (OUNCES)

Gold                                                                               117,378          89,381
Silver                                                                             479,920         321,315

Following record gold production of 117,378 ounces in 1997, the Company is projecting first quarter 1998 gold production from the Hycroft mine to be approximately 34,000 ounces, a new quarterly production record. Through March 18, 1998, 27,981 ounces had been recovered including a record daily production on March 18th of 611 ounces. The planned reduction in mining activities is proceeding as scheduled with ore mining expected to cease in May. Gold production will continue through 1998 and 1999 from ore on the leach pads, with 1998 gold production projected to be approximately 95,000 ounces.

The previously announced agreement with Repadre International Corporation for the sale of a net smelter return royalty and private placement of commons shares has been terminated by the mutual agreement of the parties.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development projects in Bolivia and Venezuela, and exploration projects in North and South America.

                                      ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information please contact Michael B. Richings, President and CEO of Vista Gold Corp. at (303) 629-2450.